SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________
FORM 8-K
______________

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 23, 2015

Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

001-33664	43-1857213
(Commission File Number)	(I.R.S. Employer Identification Number)

400 Atlantic Street
Stamford, Connecticut 06901
(Address of principal executive offices including zip code)

(203) 905-7801
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.
Issuance of Senior Secured Notes due 2020, Senior Secured Notes due 2022, Senior Secured Notes due 2025, Senior Secured Notes due 2035, Senior Secured Notes due 2045 and Senior Secured Notes due 2055
On July 23, 2015 (the “Closing Date”), CCO Safari II, LLC (the “Escrow Issuer”), an indirect subsidiary of Charter Communications, Inc. (the “Company”), issued $2.0 billion aggregate principal amount of 3.579% Senior Secured Notes due 2020 (the “2020 Notes”), $3.0 billion aggregate principal amount of 4.464% Senior Secured Notes due 2022 (the “2022 Notes”), $4.5 billion aggregate principal amount of 4.908% Senior Secured Notes due 2025 (the “2025 Notes”), $2.0 billion aggregate principal amount of 6.384% Senior Secured Notes due 2035 (the “2035 Notes”), $3.5 billion aggregate principal amount of 6.484% Senior Secured Notes due 2045 (the 2045 Notes”) and $500 million aggregate principal amount of 6.834% Senior Notes due 2055 (the “2055 Notes” and, together with the 2020 Notes, the 2022 Notes, the 2025 Notes, the 2035 Notes and the 2045 Notes, the “Notes”). The Notes were sold to qualified institutional buyers in reliance on Rule 144A and outside the United States to non-U.S. persons in reliance on Regulation S. The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.
The offering and sale of the Notes resulted in net proceeds of approximately $15.5 billion. The net proceeds of this issuance, together with new Charter Communications Operating, LLC (“Charter Operating”) senior secured bank loans, new unsecured CCO Holdings, LLC notes and additional borrowings under the Charter Operating revolving credit facility, will be used to fund the cash portion of the purchase price for the previously announced transaction with Time Warner Cable Inc. (the “TWC Transaction”) and the previously announced acquisition of Bright House Networks, LLC, to pay related fees and expenses and for general corporate purposes.
As described in more detail below, the gross proceeds of the offering and sale of the Notes will be held in escrow. The release of the proceeds to the Company (the “Escrow Release”) will be subject to the satisfaction of certain conditions, including the closing of the TWC Transaction. Substantially concurrently with the Escrow Release, the Notes will become obligations of the Company’s subsidiaries, Charter Operating and Charter Communications Operating Capital Corp. (“CCO Capital” and, together with Charter Operating, the “Issuers”) and the Escrow Issuer will merge into Charter Operating.
In connection therewith, the Escrow Issuer and the Issuers entered into the following agreements:
Indentures
On the Closing Date, the Escrow Issuer, Charter Operating and CCO Capital entered into a base indenture with The Bank of New York Mellon Trust Company, N.A., as trustee (in such capacity, the "Trustee") and as collateral agent (in such capacity, the "Collateral Agent") (the “Base Indenture”) providing for the issuance of senior secured notes generally. The Base Indenture is supplemented by the First Supplemental Indenture, dated as of the Closing Date, among the Escrow Issuer, CCH II, LLC (“CCH II”) the Trustee and the Collateral Agent, providing for the issuance and terms of the Notes (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). The Indenture provides, among other things, that the Notes are initial obligations of the Escrow Issuer, backed by a first-priority security interest in the proceeds of the Notes and other amounts held in escrow pursuant to the Escrow Agreement described below. Interest is payable on the 2020 Notes, the 2022 Notes and the 2025 Notes on each January 23 and July 23, commencing January 23, 2016. Interest is payable on the 2035 Notes, the 2045 Notes and the 2055 Notes on each April 23 and October 23, commencing October 23, 2015. From and after the Escrow Release, at any time prior to June 23, 2020, with respect to the 2020 Notes, May 23, 2022, with respect to the 2022 Notes, April 23, 2025, with respect to the 2025 Notes, April 23, 2035, with respect to the 2035 Notes, April 23, 2045, with respect to the 2045 Notes, and April 23, 2055, with respect to the 2055 Notes (each a “Par Call Date” with respect to the applicable series of Notes), the Issuers may redeem some or all of the outstanding Notes of such series at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest and special interest, if any, on such Notes to the redemption date, plus an applicable make-whole premium. On or after the applicable Par Call Date, the Issuers may redeem Notes of the applicable series at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest and special interest, if any, on such Notes to the redemption date.
If the Escrow Release occurs, the Notes will be guaranteed by CCO Holdings, LLC and by all of the Issuers’ subsidiaries that provide guarantees under the Charter Operating credit facility. The Notes and the subsidiary guarantees will be secured by a pari passu first lien security interest, subject to certain permitted liens, in the Issuers’ and their subsidiaries’ assets that secure the obligations under the Charter Operating credit facility.

The terms of the Indenture, among other things, limit the ability of the Issuers to grant liens, sell all or substantially all of their assets or merge or consolidate with other entities.
The Indenture provides for customary events of default which include (subject in certain cases to customary grace and cure periods), among others, nonpayment of principal or interest; breach of other covenants or agreements in the Indenture; failure of certain guarantees to be enforceable; cessation of a material portion of the collateral subject to liens or disaffirmation of obligations under the security documents establishing the security interest in the collateral securing the Notes; and certain events of bankruptcy or insolvency. Generally, if an event of default occurs, the Trustee or the holders of at least 30% in aggregate principal amount of the then outstanding Notes of a series may declare all the Notes of such series to be due and payable immediately.
Registration Rights Agreement
In connection with the sale of the Notes, the Escrow Issuer entered into an Exchange and Registration Rights Agreement with respect to the Notes, dated July 23, 2015 (the “Registration Rights Agreement”), with Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and UBS Securities LLC, as representatives of the several Purchasers (as defined in the Registration Rights Agreement). Under the Registration Rights Agreement, the Escrow Issuer has agreed, with respect to each series of Notes, to file a registration statement with respect to an offer to exchange such series of Notes for a new issue of substantially identical notes registered under the Securities Act, to cause the exchange offer registration statement to be declared effective and to consummate the exchange offer no later than 365 days after the Escrow Release. The Escrow Issuer may be required to provide a shelf registration statement to cover resales of one or more series of Notes under certain circumstances. If the foregoing obligations are not satisfied with respect to any series of Notes, the Escrow Issuer may be required to pay holders of the Notes of such series additional interest at a rate of 0.25% per annum of the principal amount thereof for 90 days immediately following the occurrence of any registration default. Thereafter, the amount of additional interest will increase by an additional 0.25% per annum of the principal amount thereof to 0.50% per annum of the principal amount thereof until all registration defaults have been cured.
Escrow Agreement
In connection with the issuance and sale of the Notes, the Escrow Issuer, Bank of America, N.A., as escrow agent (the “Escrow Agent”), and the Trustee entered into an escrow agreement dated July 23, 2015 (the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Escrow Issuer deposited into separate escrow accounts (x) in the case of the 2020 Notes, the 2022 Notes and the 2025 Notes, the gross proceeds from the offering of such series of Notes together with an amount sufficient to pay accrued and unpaid interest from the issue date of such series of Notes to, but excluding, January 23, 2016 and (y) in the case of the 2035 Notes, the 2045 Notes and the 2055 Notes, the gross proceeds from the offering of such series of Notes together with an amount sufficient to pay accrued and unpaid interest from the issue date of such series of Notes to, but excluding, October 23, 2015. No later than (x) in the case of the 2020 Notes, the 2022 Notes and the 2025 Notes, January 16, 2016, the Escrow Issuer will be required to deposit an additional amount that, together with the amount of escrowed property on deposit in the applicable escrow account on such date, will be sufficient to pay all scheduled interest payments on such series of Notes to, but excluding, July 23, 2016 and (y) in the case of the 2035 Notes, the 2045 Notes and the 2055 Notes, October 16, 2015, the Escrow Issuer will be required to deposit an additional amount that, together with the amount of escrowed property on deposit in the applicable escrow account on such date, will be sufficient to pay all scheduled interest payments on such series of Notes to, but excluding, April 23, 2016. No later than July 16, 2016, in the case of the 2020 Notes, the 2022 Notes and the 2025 Notes, and April 16, 2016, in the case of the 2035 Notes, the 2045 Notes and the 2055 Notes, the Escrow Issuer will be required to deposit in the applicable escrow account on such date an additional amount sufficient to pay accrued and unpaid interest on the applicable series of Notes to, but excluding, the latest possible date for a special mandatory redemption. Prior to the Escrow Release, the Notes will be secured by a first-priority security interest in the escrow accounts and all deposits and investment property therein to the Trustee for the benefit of the holders of the Notes. The Escrow Release will be subject to the satisfaction of certain conditions, including the closing of the TWC Transaction.
Copies of the Base Indenture, the Supplemental Indenture, the forms of the Notes, the Registration Rights Agreement and the Escrow Agreement are filed herewith as Exhibits 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 10.1 and 10.2, respectively, and are each incorporated herein by reference. The foregoing descriptions of the Indenture, the Notes, the Registration Rights Agreement and the Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of those documents.
ITEM 2.03. CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT.
The information under “Indentures” in Item 1.01 above is incorporated herein by reference.

ITEM 8.01. OTHER EVENTS.
On July 23, 2015, the Company completed the issuance and sale of the Notes and issued a press release announcing the closing. The press release announcing the closing of the sale of the Notes is attached as Exhibit 99.1.
ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit Number	Description
4.1
Indenture, dated as of July 23, 2015, among Charter Communications Operating, LLC, Charter Communications Operating Capital Corp. and CCO Safari II, LLC, as issuers, and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent.

4.2
First Supplemental Indenture, dated as of July 23, 2015, among CCO Safari II, LLC, as escrow issuer, CCH II, LLC, as limited guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent.

4.3	Form of 3.579% Senior Secured Notes due 2020 (included in Exhibit 4.2).
4.4	Form of 4.464% Senior Secured Notes due 2022 (included in Exhibit 4.2).
4.5	Form of 4.908% Senior Secured Notes due 2025 (included in Exhibit 4.2).
4.6	Form of 6.384% Senior Secured Notes due 2035 (included in Exhibit 4.2).
4.7	Form of 6.484% Senior Secured Notes due 2045 (included in Exhibit 4.2).
4.8	Form of 6.834% Senior Secured Notes due 2055 (included in Exhibit 4.2).
10.1
Exchange and Registration Rights Agreement, dated July 23, 2015 relating to the 3.579% Senior Secured Notes due 2020, 4.464% Senior Secured Notes due 2022, 4.908% Senior Secured Notes due 2025, 6.384% Senior Secured Notes due 2035, 6.484% Senior Secured Notes due 2045 and 6.834% Senior Secured Notes due 2055, between CCO Safari II, LLC and Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and UBS Securities LLC, as representatives of the several Purchasers (as defined therein).

10.2	Escrow Agreement, dated as of July 23, 2015, among CCO Safari II, LLC, Bank of America, C.A., as escrow agent, and The Bank of New York Mellon Trust Company, N.A., as trustee.
99.1	Press release dated July 23, 2015 announcing the closing of the sale of the Notes.

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”), on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.
Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our plans, strategies and prospects, both business and financial.  Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations.  Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in our filings with the SEC.  Many of the forward-looking statements contained in this communication may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others.  Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in our Annual Report on Form 10-K and other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

Risks Related to Time Warner Cable and Bright House Transactions (the “Transactions”)

•	delays in the completion of the Transactions;

•	failure to receive necessary stockholder approvals;

•	the risk that a condition to completion of the Transactions may not be satisfied;

•	the risk that a regulatory or other approval that may be required for the Transactions is delayed, is not obtained or is obtained subject to conditions that are not anticipated;

•	New Charter’s ability to achieve the synergies and value creation contemplated by the Time Warner Cable Transaction and/or the Bright House Transaction;

•	New Charter’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations;

•	managing a significantly larger company than before the completion of the Transactions;

•	diversion of management time on issues related to the Transactions;

•	changes in Charter’s, Time Warner Cable’s or Bright House’s businesses, future cash requirements, capital requirements, results of operations, revenues, financial condition and/or cash flows;

•	disruption in the existing business relationships of Charter, Time Warner Cable and Bright House as a result of the Time Warner Cable Transaction and/or the Bright House Transaction;

•	the increase in indebtedness as a result of the Transactions, which will increase interest expense and may decrease Charter’s operating flexibility;

•
changes in transaction costs, the amount of fees paid to financial advisors, potential termination fees and the potential payments to Time Warner Cable’s executive officers in connection with the Transactions;

•	operating costs and business disruption that may be greater than expected;

•	the ability to retain and hire key personnel and maintain relationships with providers or other business partners pending completion of the Transactions; and

•	the impact of competition.

Risks Related to Our Business

•
our ability to sustain and grow revenues and cash flow from operations by offering video, Internet, voice, advertising and other services to residential and commercial customers, to adequately meet the customer experience demands in our markets and to maintain and grow our customer base, particularly in the face of increasingly aggressive competition, the need for innovation and the related capital expenditures;

•
the impact of competition from other market participants, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband and telephone providers, digital subscriber line (“DSL”) providers, video provided over the Internet and providers of advertising over the Internet;

•	general business conditions, economic uncertainty or downturn, high unemployment levels and the level of activity in the housing sector;

•	our ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents);

•	the development and deployment of new products and technologies including our cloud-based user interface, Spectrum Guide®, and downloadable security for set-top boxes;

•	the effects of governmental regulation on our business or potential business combination transactions;

•
the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; and

•
our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no duty or obligation to update any of the forward-looking statements after the date of this communication.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC.,
Registrant

	By:	/s/ Kevin D. Howard
Kevin D. Howard
Date: July 27, 2015		Senior Vice President - Finance, Controller and
Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Description
4.1
Indenture, dated as of July 23, 2015, among Charter Communications Operating, LLC, Charter Communications Operating Capital Corp. and CCO Safari II, LLC, as issuers, and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent.

4.2
First Supplemental Indenture, dated as of July 23, 2015, among CCO Safari II, LLC, as escrow issuer, CCH II, LLC, as limited guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee and collateral agent.

4.3	Form of 3.579% Senior Secured Notes due 2020 (included in Exhibit 4.2).
4.4	Form of 4.464% Senior Secured Notes due 2022 (included in Exhibit 4.2).
4.5	Form of 4.908% Senior Secured Notes due 2025 (included in Exhibit 4.2).
4.6	Form of 6.384% Senior Secured Notes due 2035 (included in Exhibit 4.2).
4.7	Form of 6.484% Senior Secured Notes due 2045 (included in Exhibit 4.2).
4.8	Form of 6.834% Senior Secured Notes due 2055 (included in Exhibit 4.2).
10.1
Exchange and Registration Rights Agreement, dated July 23, 2015 relating to the 3.579% Senior Secured Notes due 2020, 4.464% Senior Secured Notes due 2022, 4.908% Senior Secured Notes due 2025, 6.384% Senior Secured Notes due 2035, 6.484% Senior Secured Notes due 2045 and 6.834% Senior Secured Notes due 2055, between CCO Safari II, LLC and Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc. and UBS Securities LLC, as representatives of the several Purchasers (as defined therein).

10.2	Escrow Agreement, dated as of July 23, 2015, among CCO Safari II, LLC, Bank of America, C.A., as escrow agent, and The Bank of New York Mellon Trust Company, N.A., as trustee.
99.1	Press release dated July 23, 2015 announcing the closing of the sale of the Notes.